SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Omniture, Inc.

(Name of Subject Company (Issuer))

Snowbird Acquisition Corporation

Adobe Systems Incorporated

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share	68212S109
(Titles of classes of securities)	(CUSIP number of class of securities)

Karen Cottle
Senior Vice President, General Counsel & Corporate Secretary

Adobe Systems Incorporated

345 Park Avenue

San Jose, California 95110-2704

(408) 536-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Peter F. Kerman

Luke J. Bergstrom

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Tel: 650-328-4600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not applicable*	Not applicable*

*     filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☒                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                   third-party tender offer subject to Rule 14d-1.

☐                     issuer tender offer subject to Rule 13e-4.

☐                     going-private transaction subject to Rule 13e-3.

☐                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Omniture, Inc., a Delaware corporation (“Omniture”), by Snowbird Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Adobe”).

A copy of the script of Adobe’s Q3 FT2009 earnings conference call held on September 15, 2009 at which Adobe’s proposed acquisition of Ominiture will be discussed is attached as Exhibit 99.1.

A copy of the slide presentation related to Adobe’s proposed acquisition of Omniture and posted on the Adobe website on September 15, 2009 is attached as Exhibit 99.2.

A list of frequently asked questions and responses related to Adobe’s proposed acquisition of Ominiture posted on the Adobe website on September 15, 2009 is attached as Exhibit 99.3.

Securities Law Disclosures

The tender offer described in this Schedule TO-C and the exhibits attached hereto has not yet commenced. The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Omniture’s common stock will only be made pursuant to a tender offer statement on schedule TO, including an offer to purchase and other related materials that Snowbird Acquisition Corporation, a wholly-owned subsidiary of Adobe Systems Incorporated, intends to file with the Securities and Exchange Commission. In addition, Omniture will file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Once filed, Omniture stockholders will be able to obtain the tender statement on schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9 and related materials with respect to the offer, free of charge at the website of the Securities and Exchange Commission at www.sec.gov, from the information agent and dealer manager named in the tender offer materials or from Snowbird Acquisition Corporation. Omniture’s stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.

Exhibit Index

Exhibit No.	Description

99.1	Script of Adobe’s Q3 FT2009 earnings conference call held September 15, 2009.
99.2	Copy of slide presentation posted on Adobe’s website on September 15, 2009.
99.3	A list of frequently asked questions and responses posted on Adobe’s website on September 15, 2009.